

Sarah E. Cogan, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

  Re: Blackstone Real Estate Income Fund
        File Numbers 811-22900 & 333-196301
        Blackstone Real Estate Income Fund II
        File Numbers 811-22907 & 333-196300
        (each a "Fund" and together, the "Funds")

Dear Ms. Cogan:

On May 28, 2014 the Blackstone Real Estate Income Fund ("Real Estate Fund") and Blackstone Real Estate Income Fund II ("Real Estate Fund II") filed registration statements on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). As noted on the cover of each Fund's filing each filing was submitted under Rule 429 and constitutes a post-effective amendment to each Fund's previously filed registration statement which will become effective concurrently with the effectiveness of each Fund's recent filing. We have referenced the captions and page numbers from the registration statements to indicate the sections of the registration statements to which each comment relates. However, you should regard any comment made with respect to one section of a registration statement to apply to similar disclosure elsewhere in such registration statement.

The filings are similar in many respects and each seeks to offer common shares on a continuous basis. The filings also differ in certain respects, e.g., Real Estate Fund II will offer two classes of shares, each in a separate prospectus (*See* the Advisor Class prospectus and the Institutional Class prospectus). In light of the similarity of the filings, we focused our review on the filing made by Real Estate Fund. We have combined our comments regarding both Funds in this correspondence; accordingly, a comment on disclosure that is substantially similar to information in the other filing applies to that other filing as well. Where appropriate, we identified comments applicable to Real Estate Fund II.

Your letters dated June 4, 2014, seek limited review of each filing in light of the staff's review of filings by the Funds that were declared effective January 24, 2014. With certain exceptions, we have limited our review of the filings. Our comments regarding the filings are set forth below.

General

1.   Disclosure at the bottom of the facing page states that: "Blackstone Real Estate Income Master Fund, as the master fund in which the Registrant invests substantially all of its assets, has

also executed this Registration Statement." Add disclosure that indicates that the trustees and principle officers of the master have signed each feeder's Securities Act registration statement.

2.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. In this connection, reformat the disclosures appearing in all capital letters on the page preceding the table of content. Please use a different means to make the disclosure prominent (e.g., bold).

Prospectus Cover

3.   Disclosure in the third paragraph states that: "Under normal circumstances, at least 80% of the Master Fund's Managed Assets (as defined below) are invested in liquid investments in public and private real estate debt, including, but not limited to commercial mortgage-backed securities, mortgages, loans, mezzanine and other forms of debt <u>and equity interests in entities that invest in real estate debt</u>." The underlined clause is new and appears throughout each prospectus. Identify the "entities" to which this disclosure refers. E.g., clarify whether these entities include hedge funds, private equity funds or CDOs, and whether the term is broader in scope and covers any and all types of entities that may invest in real estate debt. We may have further comments.

4.   The last sentence of this paragraph states that: "The Master Fund may invest in securities of <u>any credit quality</u>." If the underlined clause includes junk and defaulted securities, include appropriate disclosure.

Prospectus - Inside Front Cover

Leverage

5.   Disclosure in the second paragraph states that: "The Master Fund may use leverage through borrowings (collectively, "Borrowings"), including loans from certain financial institutions, the issuance of debt securities, reverse repurchase agreements and <u>derivatives, including, but not limited to</u>, <u>total return swaps</u>, securities lending arrangements and <u>credit default swaps</u> (collectively, "effective leverage") in an aggregate amount of up to 33 1/3% of the Master Fund's total assets immediately after giving effect to such leverage." Revise the disclosure as follows: i) list, or confirm that disclosure appears in the prospectus regarding, the types of swaps in which the Fund may invest, ii) with respect to total return swaps, an appropriate amount of segregated assets must be set aside. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates, and iii) if a Fund will

write credit default swaps, please confirm to the staff that it will segregate the full notional amount of the credit default swap to cover such obligations.

Derivatives

6.   The first sentence indicates that the Master Fund may invest up to 30% of its managed assets in derivatives. Clarify whether the 30% is based on notional or market value, and whether derivatives will be counted towards the 80% basket? If derivatives will be counted toward the 80% basket, clarify that market and not notional value will be used.

Prospectus

Prospectus Summary
The Master Fund – Page 1

7.   The last sentence indicates that the master may have shareholders other than the Funds. Revise the risk factors discussion to disclose this fact and any risks to each Fund and their shareholders posed by this structure.

Investment Strategies – Page 3

8.   Disclosure in the eighth paragraph indicates that the master fund may invest 20% of its assets in equity or derivative positions in real estate assets (including <u>pools</u>) of any real estate companies or holdings. If these pools are the same investments as referenced above in comment 3 with respect to "entities" that invest in real estate debt, make that point clearer in this disclosure. If not, as with the earlier comment, add disclosure that clarifies the nature of the "pools" in which the Funds' will invest.

Master Fund Expenses – Page 10

9.   Disclosure in the fifth paragraph discusses the repurchase offers contemplated by the Funds and the master. Confirm supplementally whether the Funds are interval funds under Rule 23c-3 and whether they rely on that status to make shelf offerings under Rule 415.

Investment Objective and Strategies
Portfolio Investments
Other Investment Companies – Page 30

10.   Revise the following sentence as indicated: "Common shareholders<u>, such as the Fund,</u> would therefore be subject to duplicative expenses to the extent the Master Fund invests in other investment companies."

Risk Factors
Short Sales Risk – Page 53

11.   Add appropriate disclosure regarding the Fund's short sales activity to the strategy discussion. If shorting is a principal policy confirm that expenses related to this strategy are reflected in the fee table.

Determination of Net Asset Value – Page 70

12.   The third paragraph under this caption discusses the Fund's fair valuation policy and notes that upon the occurrence of events the manager may, in accordance with procedures adopted by the board of trustees, attempt to assign a fair value to a security in accordance with the Fund's valuation policy. Revise this disclosure so as to indicate that the manager will do so pursuant to adopted procedures and under the supervision of the Fund's board.

Statement of Additional Information

Investment Objective and Techniques
Derivative Instruments
Swap Agreements and Options on Swap Agreements **- Page 16**

13.   The first sentence indicated that the Fund may engage in event-linked swaps. Disclose whether the events may be related to natural disasters, climate or weather, and the market for and liquidity of these instruments. If these investments may include climatological events, provide the disclosure that may be appropriate under the Commission's interpretive release regarding climate change, including regulatory or physical impacts of global warming on companies. *See*, Securities Act Release No. 9106 (December 16, 2009).

Zero-Coupon Bonds, Step-Ups and Payment-In-Kind Securities – Page 34

14.   This disclosure discusses the Fund's investments in securities requiring the Fund to recognize income before or without receiving cash representing income, such as the accretion of original issue discount, or OID. With respect to these investments, add disclosure consistent with the following:

>   a) the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b) the higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

c) even if the accounting conditions for income accrual are met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

d) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

e) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f) OID creates the risk that incentive fees will be paid to the adviser based on non-cash accruals that ultimately may not be realized, but the adviser will be under no obligation to reimburse the Fund for these fees.

*   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

 Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/ Larry L. Greene
Larry L. Greene
Senior Counsel

Wednesday, June 25, 2014